Exhibit 99.1
China Finance Online Reports Fourth Quarter
and Fiscal Year 2009 Financial Results
- Registered User Accounts Increased to 14 Million, Q4 Net Operating Cash-Flow Reached $7.4 million -
Beijing, China, March 16, 2010 — China Finance Online Co., Ltd. (“China Finance Online”,” the Company”) (NASDAQ: JRJC), the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2009.
2009 Financial and Operating Highlights and 2010 Business Outlook
•	Registered user accounts increased to 14 million as of Q4 2009; the company expects to increase registered user accounts to 20 million by year end 2010, up 43% year-over-year;

•
Net revenues in the fourth quarter of 2009 reached $15 million; total net revenues for 2009 were $53.6 million; the company expects to generate net revenues ranging from $56 million to $62 million in the 2010 year;

•
Excluding stock-based compensation expenses, non-GAAP net loss was $1.1 million for Q4 2009 and non-GAAP net income was $0.4 million for the 2009 year; non-GAAP net income is anticipated to be between $2 million to $4 million for the 2010 year;

•	Net loss was $2.7 million for the fourth quarter of 2009 and $6.2 million for the 2009;

•	As of December 31, 2009, total cash and cash equivalents were $107.4 million.

•
Net cash provided by operating activities was $7.4 million in Q4 2009, and $16.3 million in fiscal year of 2009; the company intends to achieve positive free cash flow of over $8 million in 2010, excluding potential M&A activities.

Fourth Quarter Results
As of December 31, 2009, registered user accounts on the Company’s web portals (jrj.com and stockstar.com) were 14 million, compared to 11.3 million at the 2008 year end, and 13.1 million at the end of September 2009. Active paid subscribers were approximately 117,900 as of December 31, 2009, compared to approximately 116,200 at the 2008 year end and approximately 112,000 at the end of September 2009. As of December 31, 2009, our Hong Kong-based brokerage service, Daily Growth, had approximately 1,650 customer accounts.
Net revenues for the fourth quarter of 2009 were $15.0 million, compared to $15.3 million for the same period in 2008 and compared with $14.6 million for the third quarter of 2009, down slightly compared with a year ago and up 2.9% quarter-over-quarter.

For the fourth quarter of 2009, gross profit was $12.7 million, up 1.8% from $12.5 million for the same period in 2008 and up 3.7% from $12.3 million for the 2009 third quarter. Gross margin for the fourth quarter of 2009 was 84.8% compared to 81.8% for the same period in 2008 and versus 84.2% in the third quarter of 2009. Gross margin for the quarter increased from the same period last year due to a product mix change.
General and administrative expenses for the 2009 fourth quarter were $4.0 million, in line with $3.9 million for the same period of 2008 and down from $5.0 million for the third quarter of 2009. The decline in general and administrative expenses was primarily related to effective cost control measures and the further streamlining of existing operations. Excluding stock-based compensation of $1.5 million, adjusted general and administrative expenses were $2.5 million for the 2009 fourth quarter, compared to $1.8 million in the fourth quarter of 2008 and $3.4 million in the third quarter of 2009, reflecting the corresponding stock-based compensation excluded in those quarters.
Sales and marketing expenses for the fourth quarter were $8.5 million compared with $3.8 million in fourth quarter in 2008 and $6.4 million in the 2009 third quarter. The increase in sales and marketing expenses was due to a special year-end bonus paid to the sales and marketing team for their achievements in the challenging environment in 2009 and the expenses related to the expansion of current programs and new initiatives to acquire new registered users and enhance the company’s brand equity.
Product development expenses for the fourth quarter of 2009 were $2.9 million compared with $1.9 million in the same quarter in 2008 and $2.9 million in the third quarter of 2009. In the quarter the Company continued its efforts in integrating product teams, and centralizing data management and software development organizations to streamline operations, which will lead to improved efficiency in 2010.
Total operating expenses for the fourth quarter of 2009 were $15.4 million compared with $9.6 million in the fourth quarter of 2008 and $14.3 million in the third quarter of 2009. The increase is mostly related to higher sales and marketing expenses in the 2009 fourth quarter. Excluding total stock-based compensation of $1.6 million, adjusted operating expenses were $13.8 million in the 2009 fourth quarter compared with adjusted operating expenses of $7.5 million for the fourth quarter of 2008, and $12.7 million in the third quarter of 2009.
Non-GAAP loss from operations, which excluded stock-based compensation expenses, was $1.0 million for the 2009 fourth quarter, compared to non-GAAP income from operations of $5.4 million for the same quarter of 2008. The GAAP loss from operations for the fourth quarter of 2009 was $2.6 million, compared to income of $3.3 million in the fourth quarter of 2008.
Non-GAAP net loss attributable to China Finance Online, which excluded all the stock-based compensation expenses of $1.6 million, was $1.1 million for the 2009 fourth quarter, compared to non-GAAP net income of $8.3 million for the same quarter of 2008, and non-GAAP net income of $0.6 million for the third quarter of 2009. GAAP net loss attributable to China Finance Online for the fourth quarter of 2009 was $2.7 million compared with a net income of $6.2 million in the 2008 fourth quarter and compared with a net loss of $1.0 million in the third quarter of 2009.

As of December 31, 2009, total cash and cash equivalents were $107.4 million. Shareholders’ equity was $97.4 million. Net cash provided by operating activities for the 2009 fourth quarter was $7.4 million.
Deferred revenue at the end of the fourth quarter of 2009, which represents prepaid service fees made by customers for subscription services that have not been rendered as of December 31, 2009, was $45.2 million.
Mr. Zhiwei Zhao, Chief Executive Officer of China Finance Online, commented, “We are pleased to see our fourth quarter top line exceeded the high end of our quarterly guidance of $14 million. During 2009, the unlawful, poor-quality copycats distorted the marketplace, which caused some confusions among our potential customers and negatively affected our expansion in the subscription business. However, we are encouraged to see that, beginning in 2010, Chinese government has stepped up with more stringent regulations, which can be very constructive for the sustainability and overall health of the sector in the long run.”
Mr. Zhao continued, “In the fourth quarter, we not only continued to make progress in integrating and streamlining all our operations to improve efficiency and lower costs, but also undertook substantial efforts in our product development, web portal operations and sales and marketing to focus on new registered user expansion. We are pleased to see that as a result of our above efforts, in the fourth quarter we optimized server utilization and lowered overall headcount along with improved top line and increased both registered user accounts and paid subscribers.”
“On the strategic partnership front, we signed with HKEx Information Service to become the first financial portal from China to provide free real-time quotes of securities traded on the Hong Kong Stock Exchange. We also successfully launched two applications for China’s largest online shopping website, Taobao.com, and sealed partnership with the leading 3G mobile operator, China Unicom, to become the exclusive financial content provider for its iPhone mobile portal. We are confident that all these strategic alignments will expand our registered user base and propel our paid subscription service growth for the future.” Mr. Zhao concluded.
Fiscal Year 2009 Financial Results
Total net revenues for the year ended on December 31, 2009, were $53.6 million compared to $56.2 million for 2008.
The gross profit was $45.5 million for 2009 compared to $46.9 million for 2008. For 2009, the gross margin was 84.8% compared with 83.3% in 2008. The gross margin increased due to a product mix change.
GAAP loss from operations in 2009 was $7.8 million compared with operating income of $12.8 million in 2008. Total operating expenses were $53.8 million in 2009 compared with $34.5 million a year ago. The higher operating expenses were primarily related to increased headcount in sales and marketing, product development and web portal operations as well as additional marketing expenses associated with partnership expansion. Non-GAAP loss from operations in 2009 was $1.2 million compared with Non-GAAP income of $20.8 million in 2008.

The GAAP net loss attributable to China Finance Online was $6.2 million for the 2009 year compared to a net profit of $19.0 million for 2008, with fully diluted loss per ADS of $0.30 in 2009 versus fully diluted earnings per ADS of $0.84 in 2008. Non-GAAP annual net income attributable to China Finance Online was $0.4 million in 2009.
Net cash flow from operations in 2009 was 16.3 million, compared to 26.3 million 2008.
Latest Developments
In October 2009, China Finance Online announced that it entered into a definitive agreement with HKEx Information Services Limited (HKEx-IS), a business subsidiary of Hong Kong Exchanges and Clearing Limited Group whereby, www.JRJ.com, would become the first HKEx-IS designated finance portal in mainland China to provide free real-time basic market quotes to mainland China investors. JRJ.com is authorized to provide free real-time quotes of securities traded on the Hong Kong Stock Exchange.
In October 2009, the Company established a strategic partnership with Taobao.com (“Taobao”), an Alibaba.com company. As the largest online shopping website in China, Taobao currently has over 145 million registered online users. Alitalk, Taobao’s instant messenger platform, features 123 million registered users. Through this partnership, China Finance Online successfully developed a plug-in application for Alitalk and introduced an online trading simulation platform. Both applications are well received by Taobao’s users.
In October 2009, China Finance Online formed a strategic partnership with China Unicom to become the exclusive content provider of financial news and market data for its 3G mobile portal (iphone.wo.com.cn). China Unicom is the designated mobile carrier to offer iPhone and its related 3G data services in China. The beta site went live in late October 2009 and Phase II has been up and running since March 12, 2010.
In March 2010, Mr. Alex Xu, the Company’s Chief Strategy Officer, resigned to pursue other interests. There is no disagreement between Mr. Xu and the Company. Subsequently, Mr. Jeff Wang, Chief Financial Officer of the Company undertook the responsibilities previously assumed by Alex Xu.
“On behalf of everyone at China Finance Online, I would like to thank Alex for his contributions to the Company. We wish him all the best for his new pursuit.” Mr. Zhiwei Zhao, Chief Executive Officer of China Finance Online, commented.
Business Outlook
The Company currently expects to increase the registered user accounts to 20 million by year end 2010, up 43% from 14 million at the year end of 2009, and up 82% from 11 million at the year end of 2008, respectively.
The Company also expects to generate net revenues in an amount ranging from $56 million to $62 million for the 2010 year. Non-GAAP net income, which is defined as net income excluding stock-based compensations, for the 2010 year is anticipated to be between $2 million and $4 million. The Company intends to achieve positive free cash flow of over $8 million in 2010, excluding potential M&A activities. Management has decided to discontinue quarterly guidance effective immediately and will periodically update the 2010 annual guidance.

The above forecast reflects the Company’s current and preliminary view, which is subject to change. A number of important factors including, but not limited to, fluctuation in the Chinese stock market, could cause the actual results to differ materially from those contained in the above guidance.
Mr. Zhiwei Zhao, Chief Executive Officer of China Finance Online, stated, “The most difficult two years are now behind us. With the strong advancement of the Chinese economy, the rapid growth of disposable income and individuals’ savings, and individual investors’ on-going investment interest, we see a promising 2010 ahead of us. Whether the IPO activities, or massive daily trading volume, or the newly introduced index futures investment products as well as potential shorting and margin mechanisms coming into play, we are very pleased to see Chinese stock exchanges are emerging as a major force in the global financial markets. Being the market leader with superior brand name, sustainable resources and highly-scalable operations, China Finance Online is well positioned to benefit from this favorable macro trend in the long run.”
“We also anticipate that 2010 will be a better year, as more government regulations of those unlawful copycats will help improve the overall competitive landscape. To further service 172 million investment trading accounts in China, we continue to build out our brand recognition through our robust online presence, superior product portfolio, and high-quality financial database. We continue to seek high-caliber strategic partnerships to help grow our registered user base, which will serve as the growth engine for our paid subscription business and other value-added services in the future. With our solid cash position and strong capability of cash generation, we have the financial resources to support our plan to expand registered user base and strengthen product and service offerings, which will further extend our market leadership.” Mr. Zhao concluded.
Conference Call Information
The Company will host a conference call and a simultaneous webcast, on March 16, 2010 at 8:00 p.m. Eastern Daylight Time / March 17, 2010 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five to ten minutes before the call start time at U.S. Toll Free Number +1-877-847-0047, Hong Kong Number +852-3006-8101, or China Toll free Number 800 876 5011, and pass code for all regions is 610327.
A replay of the conference call will be available from approximately 10:00PM Eastern Daylight Time on March 16, 2010 (or 10:00AM March 17, 2010 in the Beijing/HK time zone) to 10:00PM Eastern Standard Time on March 23, 2010 (or 10:00AM March 24, 2010 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-866-572-7808, Hong Kong Dial In Number +852- 3012-8000, and Access code: 610327.
The conference call will also be available on webcast live and replay at: http://tinyurl.com/yfmle4g . The call will be archived for 12 months at this website.

About China Finance Online
China Finance Online Co. Limited is the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets. Through its web portals, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The Company believes that the Chinese economy continues to expand; however, the expansion may be uneven with certain sectors being affected more than others with resulting volatility in the Chinese equity market which could influence the Company’s operating results in the coming quarters. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income (loss)from operations, net income (loss), net income (loss) per share and net income (loss) per ADS, which are adjusted from results based on GAAP to exclude the stock-based compensation expenses due to the adoption of authoritative guidance on stock-based compensation, previously issued as SFAB123R, now Codified in Accounting Standards Codification Topic — ASC 718, which became effective on January 1, 2006. Adjusted EBITDA (non-GAAP) is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income (loss), and stock-based compensation expenses. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.

Contact:
In China:
Lily Zhang
Investor Relations
China Finance Online Co., Ltd.
ir@jrj.com
In the United States:
Kevin Theiss
Grayling
646-284-9409
kevin.theiss@grayling.com
Tables follow

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

		Dec. 31, 2008
	Dec. 31, 2009	as adjusted (1)
Assets
Current assets:
RMB account	93,754	80,308
Foreign currency account	13,637	17,236
Cash and cash equivalents	107,391	97,544
Trust bank balances held on behalf of customers	13,310	2,010
Advance to employees	—	161
Accounts receivable, net	5,370	2,876
Short term investment	68	—
Prepaid expenses and other current assets	4,281	8,582
Deferred tax assets, current	3,237	2,526
Total current assets	133,657	113,699
Cost method investment	1,480	1,480
Property and equipment, net	10,268	8,589
Acquired intangible assets, net	4,779	3,473
Rental deposits	725	592
Goodwill	12,603	12,019
Deferred tax assets, non-current	1,879	1,754
Other deposits	219	218
Total assets	165,610	141,824

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current	30,620	28,202
Accrued expenses and other current liabilities	8,243	4,897
Amount due to customers for trust bank balances held on behalf of customers	13,310	2,010
Accounts payable	102	222
Income taxes payable	124	142
Total current liabilities	52,399	35,473
Deferred tax liability, non-current	995	623
Deferred revenue, non-current	14,547	8,786
Total liabilities	67,941	44,882
Noncontrolling interests	264	—
Total shareholders’ equity	97,405	96,942
Total liabilities and shareholders’ equity	165,610	141,824

(1)
Amount in relation to noncontrolling interest, formerly named minority interest, as of December 31, 2008 is reclassified in accordance with ASC 810 (formerly FASB Statement No. 160, Noncontrolling Interest), which was adopted by the Company on January 1, 2009.

China Finance Online Co. Limited
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended			Year ended Dec. 31
		Dec. 31,
	Dec. 31,	2008	Sep. 30,		2008
	2009	as adjusted	2009	2009	as adjusted
Net revenues	14,995	15,281	14,577	53,606	56,243
Cost of revenues	(2,275)	(2,781)	(2,309)	(8,147)	(9,367)
Gross profit	12,720	12,500	12,268	45,459	46,876
Operating expenses
General and administrative(includes share-based compensation expenses of $1,556, $2,065, $1,599, $6,436 and $7,768, respectively)	(4,024)	(3,911)	(5,004)	(16,982)	(15,371)
Sales and marketing (includes share-based compensation expenses of $18, $19, $21, $108 and $213, respectively)	(8,493)	(3,789)	(6,416)	(26,095)	(13,521)
Product development (includes share-based compensation expenses of $10, $12, $13, $57 and $59, respectively)	(2,902)	(1,906)	(2,873)	(10,754)	(5,635)

Total operating expenses	(15,419)	(9,606)	(14,293)	(53,831)	(34,527)
Subsidy income	132	437	219	567	437
Income (loss) from operations	(2,567)	3,331	(1,806)	(7,805)	12,786
Interest income	372	404	379	1,352	1,608
Investment gain (loss)	41	(59)	—	41	(135)
Other loss, net	(148)	(22)	(70)	(258)	(34)
Exchange gain (loss), net	(6)	(123)	8	2	1,490

Income (loss) before income tax benefit	(2,308)	3,531	(1,489)	(6,668)	15,715
Income tax benefit (provision)	(357)	2,647	456	446	3,047
Purchased pre-acquisition earning	—	—	—	—	227

Net income (loss)	(2,665)	6,178	(1,033)	(6,222)	18,989
Less: Net loss attributable to the noncontrolling interest	(2)	—	—	(2)	31
Income (loss) attributable to China Finance Online Co., Limited	(2,667)	6,178	(1,033)	(6,224)	19,020
Income (loss)per share
Basic	(0.03)	0.06	(0.01)	(0.06)	0.19
Diluted	(0.03)	0.06	(0.01)	(0.06)	0.17
Income (loss) per ADS
Basic	(0.13)	0.31	(0.05)	(0.30)	0.96
Diluted	(0.13)	0.28	(0.05)	(0.30)	0.84
Weighted average ordinary shares
Basic	106,359,313	99,287,039	105,621,910	105,203,564	98,957,993
Diluted	106,359,313	109,417,794	105,621,910	105,203,564	112,984,532
Weighted average ADSs
Basic	21,271,863	19,857,408	21,124,382	21,040,713	19,791,599
Diluted	21,271,863	21,894,359	21,124,382	21,040,713	22,596,906

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended
	Dec. 31, 2009	Dec.31, 2008	Sep. 30, 2009
Cash flows from operating activities:
Net income (loss)	(2,665)	6,178	(1,033)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	1,584	2,096	1,633
Depreciation and amortization	889	681	751
Gain from sales of trading securities	(41)	—	—
Deferred taxes	211	(2,783)	(596)
Loss on disposal of property and equipment	148	5	—
Changes in assets and liabilities:
Accounts receivable	(1,947)	1,535	(658)
Advance to customers	4,008	—	(1,526)
Prepaid expenses and other current assets	1,075	2,632	2,314
Advance to employees	—	2,614	—
Trust bank balances held on behalf of customers	(7,832)	214	(2,143)
Rental deposits	34	1	—
Deferred revenue	1,786	1,870	1,572
Accounts payable	(95)	(13)	(152)
Amount due to customers for trust bank balances held on behalf of customers	7,832	(214)	2,143
Accrued expenses and other current liabilities	2,402	(588)	270
Income taxes payable	(20)	142	(4)
Net cash provided by operating activities	7,369	14,370	2,571

Cash flows from investing activities:
Acquisition of businesses	(1,083)	1,520	—
Purchase of trading securities	(268)	—	—
Proceeds from sales of trading securities	241	—	—
Purchase of property and equipment	(512)	(633)	(1,696)
Proceeds from disposal of fixed assets	1	—	—
Net cash provided by (used in) investing activities	(1,621)	887	(1,696)

Cash flows from financing activities:
Proceeds from stock options exercised by employees	62	12	40
Proceeds from exercise of options granted to non-employee	—	8	—
Repayment of bank loan	(2,839)	—	—
Proceeds from bank loan	—	—	2,839
Net cash provided by (used in) financing activities	(2,777)	20	2,879

Effect of exchange rate changes	11	(128)	27

Net increase in cash and cash equivalents	2,982	15,149	3,781
Cash and cash equivalents, beginning of quarter	104,409	82,395	100,628
Cash and cash equivalents, end of quarter	107,391	97,544	104,409

Non-GAAP Measures

	Three months ended Dec. 31, 2009			Three months ended Dec. 31, 2008			Three months ended Sep. 30, 2009
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Income (loss) from operations	(2,567)	1,584	(983)	3,331	2,096	5,427	(1,806)	1,633	(173)

	Three months ended Dec. 31, 2009			Three months ended Dec. 31, 2008			Three months ended Sep. 30, 2009
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Net income (loss) attributable to China Finance Online Co. Limited	(2,667)	1,584	(1,083)	6,178	2,096	8,274	(1,033)	1,633	600

	Year ended Dec. 31, 2009			Year ended Dec. 31, 2008
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)
Income (loss) from operations	(7,805)	6,601	(1,204)	12,786	8,040	20,826

	Year ended Dec. 31, 2009			Year ended Dec. 31, 2008
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)
Net income (loss) attributable to China Finance Online Co. Limited	(6,224)	6,601	377	19,020	8,040	27,060

(a)	The adjustment is for share-based compensation expenses.